Exhibit 99.2

Management’s discussion and analysis of the financial position and results of operations for the fiscal year ended August 31, 2009, is prepared at October 30, 2009. This should be read in conjunction with the Company’s August 31, 2009 Annual Report and audited consolidated financial statements and notes therein.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”). Please refer to note 23 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States (“U.S.”) GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

Cautionary statement regarding forward-looking statements
To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements are related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs; the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

OVERVIEW
Corus Entertainment Inc. (“Corus” or the “Company”) commenced operations on September 1, 1999. On that date, pursuant to a statutory plan of arrangement, Corus was separated from Shaw Communications Inc. (“Shaw”) as an independently operated, publicly traded company and assumed ownership of Shaw’s radio broadcasting, specialty television, digital audio services and cable advertising services businesses, as well as certain investments held by Shaw.

Corus operates through two lines of business: Radio and Television. The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating divisions.  Generally, Corus’ financial results depend on a number of factors, including the strength of the Canadian national economy and the local economies of Corus’ served markets, local and national market competition from other broadcasting stations and other advertising media, government regulation, market competition from other distributors of children’s animated programming and Corus’ ability to continue to provide popular programming.

(a) Radio
The Radio division comprises 52 radio stations situated primarily in nine of the ten largest Canadian markets by population and in the densely populated area of Southern Ontario. Revenues are derived from advertising aired over these stations. Corus is one of Canada’s leading radio operators in terms of audience reach and tune-in.  During the fourth quarter of fiscal 2009, the Company’s operating segments were redefined.  Accordingly, results for the Radio business are now presented on a geographic basis for Radio West, Radio Ontario, and Radio Quebec and other.

(b) Television
The Television division comprises several analog and digital specialty channels, conventional channels and premium pay television services, as well other businesses related to television.  The Kids segment comprises the following: YTV; Treehouse TV; a 50% interest in TELETOON and TELETOON Retro; and the Company’s interest in Discovery Kids Canada. The Specialty and Pay segment comprises the following: W Network; VIVA (formerly Canadian Learning Television); Corus’ 80% interest in Country Music Television Limited (“CMT”); a 50.5% interest in Telelatino; Corus’ western Canadian premium television services Movie Central (including HBO Canada) and Encore; Corus Custom Networks, a cable advertising service; three local television stations; the Nelvana production studio and the related distribution and licensing business; and the Company’s interest in DUSK and Cosmopolitan TV.  Revenues for analog and digital specialty television networks are generated from affiliate subscriber fees and advertising.  Revenues for premium pay television are generated from affiliate subscriber fees. Revenues for the conventional television stations and cable advertising services are derived from advertising. Revenues for the distribution and licensing business are generated from licensing of television programs, merchandise licensing and publishing.  During the fourth quarter of fiscal 2009, the Company’s operating segments were redefined.  Accordingly, results for the Television business are now presented for Kids and Specialty and Pay.

ANNUAL SELECTED FINANCIAL INFORMATION
The following table presents summary financial information for Corus for each of the listed years ended August 31:

(in millions of Canadian dollars, except percentages and per share amounts)				% Increase
	2009	2008	2007	2009 over 2008	2008 over 2007
Revenues	788.7	787.2	768.7	0.2	2.4
Segment profit [1]	251.2	252.1	240.9	(0.4)	4.6
Net income	(56.6)	129.8	107.0

Earnings per share
Basic	$(0.71)	$1.57	$1.27
Diluted	$(0.71)	$1.54	$1.23

Total assets	1,874.7	2,033.7	1,937.0
Long-term debt	651.8	692.8	610.7

Cash dividends declared per share
Class A Voting	$0.59502	$0.570015	$0.501250
Class B Non-Voting	$0.60000	$0.574995	$0.506655

Notes:
[1]	As defined in “Key performance indicators - Segment profit and segment profit margin”.

RESULTS OF OPERATIONS
The following tables present summary financial information for Corus’ lines of business and a reconciliation of net income to segment profit for each of the listed years ended August 31:

[in millions of Canadian dollars, except percentages]				% Increase [Decrease]
	2009	2008	2007	2009 over 2008	2008 over 2007
Revenues
Radio	258,912	286,449	275,736	(9.6)	3.9
Television	530,014	500,966	493,320	5.8	1.5
Eliminations	(208)	(259)	(313)
	788,718	787,156	768,743	0.2	2.4
Direct cost of sales, general and administrative expenses
Radio	198,574	210,945	198,201	(5.9)	6.4
Television	320,869	301,361	305,090	6.5	(1.2)
Corporate	18,293	22,979	24,844	(20.4)	(7.5)
Eliminations	(208)	(259)	(313)
	537,528	535,026	527,822	0.5	1.4
Segment profit [1]
Radio	60,338	75,504	77,535	(20.1)	(2.6)
Television	209,145	199,605	188,230	4.8	6.0
Corporate	(18,293)	(22,979)	(24,844)	(20.4)	(7.5)
Eliminations			
	251,190	252,130	240,921	(0.4)	4.7

Depreciation	20,704	22,054	21,556
Amortization			1,555
Interest expense	37,426	41,313	35,838
Broadcast license and goodwill impairment	175,000		
Disputed regulatory fees	5,258	10,936	
Other expense, net	8,428	7,853	9,800
Income before income taxes and non-controlling interest	4,374	169,974	172,172
Income tax expense	56,350	35,519	59,813
Non-controlling interest	4,659	4,620	5,341
Net income (loss) for the year	(56,635)	129,835	107,018

Notes:
[1]	As defined in “Key performance indicators - Segment profit and segment profit margin”.

FISCAL 2009 COMPARED TO FISCAL 2008

Revenues

Revenues for the year of $788.7 million represented a slight increase over $787.2 million last year.  Advertising revenues decreased by 9% from the prior year, while subscriber revenues increased by 14% over the prior year.  Advertising revenues decreased as a result of the recent economic slowdown experienced across Canada, particularly in Alberta, British Columbia and Ontario.  As our Radio business is more dependent on advertising revenues than is the Television business, the impact of these economic conditions was more significant in our Radio business.  Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the year were $537.5 million, an increase of 1% over the prior year.  Direct cost of sales, consisting primarily of the amortization of program rights and film investments, increased by 8% over the prior year.  General and administrative expenses decreased by 4% from the prior year.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the year was $20.7 million, a decrease of $1.4 million from last year.  This decrease reflects a reduction in capital expenditures in recent periods in anticipation of the move to the Toronto Waterfront facility.

Interest expense

Interest expense for the year of $37.4 million represented a $3.9 million decrease from the prior year.  Interest on long-term debt is down from the prior year despite the higher average debt balance in fiscal 2009, as interest rates are lower in the current year.  This is offset by the impact of the interest rate swap, since Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate on bank loans for 2009 was 4.2%.

Broadcast license and goodwill impairment

Broadcast licenses and goodwill are tested for impairment annually as at August 31 or more frequently if events or changes in circumstances indicate that they may be impaired.  During the third quarter of fiscal 2009, the Company concluded that an interim goodwill and broadcast license impairment test was required for the Radio reporting unit.  This conclusion was based on an assessment of a number of factors, the most significant being the decline in radio advertising revenues experienced in the third quarter and the completion of the Company's annual business planning cycle also during the third quarter.  Each of these factors highlight adverse market factors affecting radio industry trading multiples in general and the Company's Radio reporting unit market value in particular.  As a result, the Company recorded a broadcast license impairment charge of $11.5 million and a goodwill impairment charge of $163.5 million related to the Radio reporting unit.

Disputed regulatory fees

The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the Canadian Radio-television and Telecommunications Commission were an unlawful tax.  The broadcasting industry is pursuing avenues of appeal; however until such time as an appeal is heard, the regulation is in force.  The accrual in fiscal 2008 includes a balance of $4.9 million related to fiscal 2007 and $6.0 million related to fiscal 2008.  Subsequent to the end of the fiscal year, an agreement was reached in respect of these fees, which will result in the Company reversing this accrual in fiscal 2010.

Other expense, net

Other expense increased in fiscal 2009 as a result of further initiatives to reduce costs in the Radio division in general and the Quebec region in particular.  The Company incurred $8.6 million in fiscal 2009 in relation to these initiatives.  The prior year includes restructuring charges of $6.1 million, incurred in the Television and Radio segments.

Income taxes

The effective tax rate for fiscal 2009 was 1288.3%, compared to the Company’s 33.0% statutory rate. This difference is due to the almost entirely non-deductible treatment of the broadcast license and goodwill impairment charge.  Adjusting for the difference related to the broadcast license and goodwill impairment charge, the effective rate for fiscal 2009 was 32.8%.

Net income and earnings per share

Net loss for the year was $56.6 million, as compared to net income of $129.8 million last year.  Loss per share for the year was $0.71, basic and diluted, compared with earnings per share of $1.57 basic and $1.54 diluted last year.  Net loss for fiscal 2009 includes an after-tax broadcast license and goodwill impairment charge of $172.5 million, while the prior year benefited from $23.2 million in recoveries related to income tax changes.  Removing the impact of these items would result in adjusted basic earnings per share of $1.45 in the current year and $1.29 in the prior year.  The weighted average number of shares outstanding decreased in fiscal 2009 as a result of shares acquired and cancelled by Corus under its normal course issuer bid.

Other comprehensive loss, net of tax

The significant item in other comprehensive loss is the change in the unrealized fair value of the Company’s interest rate swap.  Interest rate declines in both fiscal 2009 and 2008 have resulted in an increase in the Company’s derivative fair-value liability and a charge through other comprehensive income.  The charge is higher in fiscal 2008 as the interest rate decline was more significant in that year.

Radio

	Year ended August 31,
(thousands of Canadian dollars)	2009	2008
Revenues
West	100,544	115,462
Ontario	85,185	94,465
Quebec and other	73,183	76,522
	258,912	286,449

Segment profit
West	35,319	43,530
Ontario	23,681	29,449
Quebec and other	1,338	2,525
	60,338	75,504

Revenues declined by 10% from the prior year, as the economic slowdown in Canada led to decreased advertising spending.  Local airtime revenues decreased by 10% and national airtime revenues decreased by 17% compared to the prior year.  The declines were experienced across Canada, but was particularly pronounced in the west, which declined by 13% after several years of significant growth.  The declines in Quebec were less pronounced as that region had not experienced the same in growth in recent years as Ontario and the west.  While the advertising market as a whole declined in fiscal 2009, the Company’s revenues were especially hard hit due to a sharp decline in the male demographic.  While traditionally strong categories in spending show continued signs of weakness, Corus has focused on maintaining the integrity of its rates, and is poised to benefit from an end of the recession when it occurs.

Direct cost of sales, general and administrative expenses for the year decreased by 6% from the prior year.  Variable expenses such as commissions decreased in proportion to the decrease in revenues.  Fixed costs, which represent a much higher proportion of the cost structure, decreased by 4% from the prior year.  The decrease was largely in employee-related costs and advertising and marketing.  This is largely the result of initiatives taken by the Company recently to adjust to lower revenue levels and align the cost structure of this division with its strategic objectives.

Segment profit for the year decreased by 20% from the prior year.  Radio is largely a fixed-cost business so the revenue declines resulted in a higher percentage segment profit decline, and a decrease in profit margin.   The profit margin decrease was greater in Ontario than in the west because the Ontario operations consist of more small markets with less discretionary spending, and so was less able to adapt to lower revenues.

In the third quarter of fiscal 2009, the Company recorded $175.0 million in broadcast license and goodwill impairment charges related to the Radio division.  These charges are excluded from segment profit.

Through fiscal 2009, the Company implemented several initiatives in its Radio operations, particularly related to its Quebec operations and its consolidated sales function.  These initiatives resulted in restructuring expenses of approximately $8.6 million in fiscal 2009.  These costs are excluded from segment profit.  The Company continues to assess challenges presented by the Quebec market, and may undertake further initiatives to align the cost structure of this division with its strategic objectives.

Television

	Year ended August 31,
(thousands of Canadian dollars)	2009	2008
Revenues
Kids	222,925	223,796
Specialty and Pay	307,089	277,170
	530,014	500,966

Segment profit
Kids	89,745	86,640
Specialty and Pay	119,400	112,965
	209,145	199,605

Television revenues in fiscal 2009 increased by 6% over the prior year.  Advertising revenues decreased by 6%, while subscriber revenues increased by 14%.  Specialty advertising revenues declined by 5% in the year.  The advertising declines were experienced in the two main Kids brands: YTV and TELETOON. These declines came in two main advertising categories: Toys and Entertainment.  Subscriber revenue growth was experienced across all Corus brands, but was primarily in the Adult specialty and pay brands.  This is partly attributed to the successful launch of new brands such as VIVA, CosmoTV and HBO Canada. Movie Central (including HBO Canada) finished the year with 953,000 subscribers, up 7% from the same period last year. Other revenues, including studio service work, distribution, merchandising and publishing revenues were up 13% in the year, due largely to the success of international success of Bakugon in the Kids segment.

Direct cost of sales, general and administrative expenses increased by 6% in the current year.  Direct cost of sales, consisting primarily of the amortization of program rights and film investments, increased by 8% over the prior year.  These costs fluctuate in proportion to changes in subscriber levels; as a result of program supply agreements; as a result of Canadian content requirements based on the prior year’s revenues; as a result of conditions of license; as well as with the volume of service work in the studio.  These increased costs were offset by effective cost containment across all categories of general and administrative expenses, which increased by 4% for the year.  The increase is largely the result of costs related to the launch of new brands.

Segment profit in fiscal 2009 increased by 5% over the prior year.  The Company maintained a stable segment profit margin in the Television business relative to the prior year, in both the Kids and the Specialty and Pay segments.

Corporate

	Year ended August 31,
(thousands of Canadian dollars)	2009	2008
Stock-based compensation	5,146	9,168
Other general and administrative costs	13,147	13,811
General and administrative expenses	18,293	22,979

General and administrative expenses decreased to $18.3 million in fiscal 2008 from $23.0 million last year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is lower in the current year due to: changes in the assumptions underlying the expense recognition of certain plans; the Company’s lower average share price in the current year; and fewer units outstanding in the current year.

Other general and administrative costs are down from the prior year primarily as a result of lower costs related to short-term incentive-based compensation.

FOURTH QUARTER 2009
Revenues for the fourth quarter increased 5% to 195.2 million from $185.8 million in the prior year.  Radio revenues decreased 12% to $59.9 million from $68.4 million in the prior year.  Television revenues increased 15% to $135.5 million from the prior year.

Segment profit for the fourth quarter increased 22% to $57.4 million from $47.2 million in the prior year.  The Radio division’s profit increased 1% to $15.2 million from $15.1 million in the prior year.  The Television division’s profit increased 22% to $46.7 million from $38.4 million in the prior year.

Net income for the fourth increased to $18.7 million ($0.23 basic and diluted earnings per share) from $17.4 million ($0.21 basic and diluted earnings per share) in the prior year.

FISCAL 2008 COMPARED TO FISCAL 2007

Revenues

For fiscal 2008, revenues of $787.2 million represented a 2% increase over $768.7 million in the prior year.  Radio and Television revenues increased by 4% and 2%, respectively.  Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

For fiscal 2008, expenses were $535.0 million, an increase of 1% over the prior year.  Expense decreases in Television were the result of lower film amortization.  Expenses increased at Radio partly as a result of having three additional stations compared to last year.  Expenses decreased at Corporate as a result of the impact of a lower share price on stock-based compensation.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the year was $22.1 million, an increase of $0.5 million from in the prior year.  This increase reflects the timing of capital expenditures and a charge for redundant Corporate assets in the first quarter of fiscal 2008.

Amortization

The Company adopted the new accounting standards for financial instruments in the first quarter of fiscal 2008.  Under these standards, financing fees are included in the carrying amount of the associated debt and amortized over its expected life using the effective interest rate method.  The amortization calculated under this method is now included in interest expense.

Interest expense

For fiscal 2008, interest expense of $41.3 million represented a $5.5 million increase over the prior year.  Interest on long-term debt is down slightly from the prior year.  Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate on bank loans for 2008 was 5.3%.  Other interest, which includes imputed non-cash interest on the discounting of financial instruments, increased by $5.1 million from the prior year.  This is largely the result of implementing the new financial instruments guidance in fiscal 2008.

Disputed regulatory fees

The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the Canadian Radio-television and Telecommunications Commission were an unlawful tax.  The accrual in fiscal 2008 includes a balance of $4.9 million related to fiscal 2007 and $6.0 million related to fiscal 2008.

Other expense, net

Other expense for the year was $7.9 million, representing a decrease of $1.9 million from the prior year.  Fiscal 2008 includes restructuring charges of $6.1 million, incurred in the Television and Radio segments, while the prior year includes $10.4 million in restructuring charges, incurred in the Television, Radio and Content segments.

Income taxes

The effective tax rate for fiscal 2008 was 20.9%, compared to the Company’s 34.0% statutory rate.

On December 14, 2007, the reduction to future federal corporate income tax rates announced in Bill C-28 on October 31, 2007 became substantively enacted.  As a result, the Company was required to remeasure its income tax assets and liabilities using the reduced rates.  As a result of this change, as well as other items, the Company recorded income tax recoveries of $13.2 million in the second quarter and $10.0 in the third quarter of fiscal 2008.

Net income and earnings per share

Net income in fiscal 2008 was $129.8, million or $1.57 basic and $1.54 diluted earnings per share, compared to net income of $107.0 million, or $1.27 basic and $1.23 diluted earnings per share, last year.  The weighted average number of shares outstanding decreased in fiscal 2008 as a result of shares acquired and cancelled by Corus under its normal course issuer bid.

Other comprehensive loss, net of tax

Other comprehensive loss for fiscal 2008 was $15.0 million compared to $0.6 million in the prior year.  This loss is the result primarily of the change in the unrealized fair value of the Company’s interest rate swap.  As the Company adopted the new accounting standards for financial instruments in the first quarter of fiscal 2008, there is no comparative figure for this change in unrealized fair value.

Radio

	Year ended August 31,
(thousands of Canadian dollars)	2008	2007
Revenues
West	115,462	108,624
Ontario	94,465	92,977
Quebec and other	76,522	74,135
	286,449	275,736

Segment profit
West	43,530	41,158
Ontario	29,449	30,080
Quebec and other	2,525	6,297
	75,504	77,535

For fiscal 2008, revenues of $286.4 million represented a 4% increase over the prior year.  Local airtime revenues increased by 1% and national airtime revenues increased by 8% compared to the prior year.  Other ancillary revenues also increased from the prior year.  Strong revenue growth for the year was achieved in the Western Canada, with low single-digit growth in Ontario and Quebec.  Corus’ expectation is that it will exceed market growth in the markets in which it broadcasts.  This occurred in several important markets, as indicated by the Trans-Canada Radio Advertising by Market (“TRAM”) report for the year ended August 31, 2008.  Overall, Corus grew by 2%, compared to total market growth of 4%; however this result is skewed somewhat by several new competitors in Calgary, where Corus grew by 7% compared to market growth of 12%, and a market decline in French-language Montreal.

For fiscal 2008, expenses of $210.9 million represented a 6% increase over the prior year.  Expenses increased for employee-related costs and production and programming costs, due in part to having three additional stations relative to last year.

For fiscal 2008, segment profit was $75.5 million, a decrease of 3% from $77.5 million in the prior year.  This segment profit decrease represents a slight margin decline for the Radio segment, as revenue growth did not meet the Company’s expectations.  This was particularly the case in Ontario and Quebec.

In fiscal 2008, Radio recorded an accrual of $6.1 million related to disputed regulatory fees.  These costs are excluded from segment profit.

In fiscal 2008, the Company announced organizational changes in its Corporate and Montreal Radio operations.  These changes resulted in severance expenses of approximately $3.5 million in the fourth quarter of fiscal 2008.  These costs are excluded from segment profit.  The Company continues to assess challenges presented by the Quebec market, and may undertake further initiatives to align the cost structure of this division with its strategic objectives.

Television

	Year ended August 31,
(thousands of Canadian dollars)	2008	2007
Revenues
Kids	223,796	229,522
Specialty and Pay	277,170	263,798
	500,966	493,320

Segment profit
Kids	86,640	82,952
Specialty and Pay	112,965	105,278
	199,605	188,230

Revenues of $501.0 million for fiscal 2008 represented a 2% increase from the prior year.  Advertising revenue grew by 3% for the year, while subscriber revenue grew by 2% in the year.  Other ancillary revenues, primarily derived through service work in the studio and distribution and merchandising, were down slightly for the full year.  Specialty advertising growth was 4% for the year led by strong double-digit growth at W Network. Declines in advertising revenues were experienced in YTV and TELETOON.  The decline in the year came mainly from two categories, toys and entertainment.  Movie Central finished the year with 891,000 subscribers, up slightly from the same period last year.

Direct cost of sales, general and administrative expenses were $301.4 million for the year, representing a decrease of 1% from the prior year.  Direct cost of sales was flat compared to the prior year.  These costs fluctuate in proportion to changes in subscriber levels; as a result of program supply agreements; as a result of Canadian content requirements based on the prior year’s revenues; as a result of conditions of license; as well as with the volume of service work in the studio and distribution revenues.  These increased costs were offset by effective cost containment across all categories of general and administrative expenses, which decreased by 3% from the prior year.

Segment profit of $199.6 million for the full year represented a 6% increase over the prior year.  The Kids segment benefited from revenues on certain high-margin library titles and a significant music rights transaction, which offset the impact of lower advertising revenues.

In fiscal 2008, Television recorded an accrual of $4.8 million related to disputed regulatory fees.  Television also incurred $2.4 million in restructuring expenses in the first quarter, related to the Toronto operations.  These costs are excluded from segment profit.

Corporate

	Year ended
	August 31,
(thousands of Canadian dollars)	2008	2007
Stock-based compensation	9,168	10,192
Other general and administrative costs	13,811	14,652
General and administrative expenses	22,979	24,844

General and administrative expenses decreased to $23.0 million in fiscal 2008 from $24.8 million in the prior year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is lower in the current year due to changes in the assumptions underlying the expense recognition of certain plans.

Other general and administrative costs are down from the prior year primarily as a result of foreign exchange gains and lower costs related to short-term incentive-based compensation.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
The following tables set forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended August 31, 2008. In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this report.

[thousands of Canadian dollars, except per share amounts]
	Revenues	Segment	Net income	Earnings per share
		profit [1]		Basic	Diluted
2009
4th quarter	195,221	57,423	18,733	$0.23	$0.23
3rd quarter	195,354	61,416	(145,030)	(1.81)	(1.81)
2nd quarter	181,358	51,009	29,029	0.36	0.36
1st quarter	216,785	81,342	40,633	0.51	0.50
2008
4th quarter	185,774	47,235	17,406	$0.21	$0.21
3rd quarter	207,819	71,772	37,674	0.45	0.45
2nd quarter	178,738	49,733	35,368	0.42	0.41
1st quarter	214,825	83,390	39,387	0.47	0.46

Notes:
[1]	As defined in “Key performance indicators - Segment profit and segment profit margin”.

Seasonal fluctuations
Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter they tend to be the weakest, consistent with lower consumer spending in winter months.

Significant items causing variations in quarterly results

•
Revenues in the third quarter of fiscal 2009 decreased from the previous year, as the Canadian economy had a negative impact on the advertising market.  The impact was most pronounced in the Radio division.

•	Net loss in the third quarter of fiscal 2009 includes broadcast license and goodwill impairment charges of $172.5 million, net of tax of $2.5 million, related to the Radio division.
•	Net income for the third quarter of fiscal 2008 was negatively impacted by a $9.7 million disputed regulatory fee accrual.
•	Net income for the third quarter of fiscal 2008 was positively impacted by approximately $10.0 million in income tax items.
•	Net income for the second quarter of fiscal 2008 was positively impacted by approximately $13.2 million in income tax rate changes and other income tax items.

KEY PERFORMANCE INDICATORS
The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. With the exception of revenues, direct cost of sales, general and administrative expenses and segment profit, the following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Revenue
Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance indicator defined below, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating the level of growth in a competitive marketplace.

The primary sources of revenues for the Company are outlined in the “Overview” section on page 1.

Corus is well diversified by revenue source with revenue streams for the year ended August 31, 2009, derived primarily from two areas: advertising (53%) and subscriber fees (33%) (2008 - 59% and 29%, respectively).

Direct cost of sales, general and administrative expenses
Consolidated direct cost of sales, general and administrative expenses include amortization of program and film rights (costs of programming intended for broadcast, from which advertising and subscriber fee revenues are derived), amortization of film investments (costs associated with internally produced and acquired television and film programming, from which distribution and licensing revenues are derived), employee remuneration, regulatory license fees, cost of goods sold relating to publishing, marketing (research and advertising costs), selling, general administration and overhead costs.  Approximately 31% and 33% of consolidated direct cost of sales, general and administrative expenses in fiscal 2009 (2008 - 34% and 32%, respectively) were composed of employee remuneration and amortization of programming and film costs, respectively.

Segment profit and segment profit margin
Segment profit is calculated as revenues less direct cost of sales, general and administrative expenses as reported in the Company’s consolidated statements of income and retained earnings. Segment profit may be calculated and presented for an individual operating segment, a line of business, or for the consolidated Company.  The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its business segments and its ability to service and/or incur debt; therefore, it is calculated before (i) non-cash expenses such as depreciation and amortization; (ii) interest expense; and (iii) items not indicative of the Company’s core operating results, and not used in management’s evaluation of the business segment’s performance, such as: goodwill and broadcast license impairment; disputed regulatory fees and certain other expenses (note 13 to the consolidated financial statements).  Segment profit is also one of the measures used by the investing community to value the Company and is included in note 15 to the consolidated financial statements. Segment profit margin is calculated by dividing segment profit by revenues.

Free cash flow
Free cash flow is calculated as cash provided by operating activities less cash used in investing activities as reported in the consolidated statements of cash flows.  Free cash flow measures the Company’s ability to repay debt, finance the business and pay dividends.

[thousands of Canadian dollars]	2009	2008	2007
Cash provided by [used in]:
Operating activities	113,239	130,578	103,073
Investing activities	(19,864)	(101,520)	(70,798)
Free cash flow	93,375	29,058	32,275

Net debt
Net debt is calculated as long-term debt less cash and cash equivalents as reported in the consolidated balance sheets. Net debt is an important measure as it reflects the principal amount of debt owing by the Company as at a particular date.

[thousands of Canadian dollars]	2009	2008
Long-term debt	651,767	692,750
Cash and cash equivalents	(10,922)	(19,642)
Net debt	640,845	673,108

Net debt to segment profit
Net debt to segment profit is calculated as net debt divided by segment profit. It is one of the key metrics used by the investing community to measure the Company’s ability to repay debt through ongoing operations.

[thousands of Canadian dollars except ratios]	2009	2008	2007
Net debt [numerator]	640,845	673,108	577,350
Segment profit [denominator]	251,190	252,130	240,921
Net debt to segment profit	2.6	2.7	2.4

RISKS AND UNCERTAINTIES
Impact of regulation on Corus’ results of operations
Corus’ Radio and Television business activities are regulated by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Broadcasting Act and, accordingly, Corus’ results of operations may be adversely affected by changes in regulations, policies and decisions by the CRTC. The CRTC, among other things, issues licenses to operate radio and television stations and regulates the rates Corus may charge for its specialty television services if such services are distributed as part of the basic service by a cable distributor. Corus’ radio stations must also meet technical operating requirements under the Radiocommunications Act and regulations promulgated under the Broadcasting Act. Changes in the regulation of Corus’ business activities, including decisions by the CRTC affecting Corus’ operations (such as the granting or renewal of licenses, decisions as to the subscriber fees Corus may charge its customers, or the granting of additional distribution, broadcasting or programming licenses to competitors in Corus’ markets) or changes in interpretations of existing regulations by courts or the CRTC could materially adversely affect Corus’ business and results of operations.

In addition, in order to maintain eligibility under the Broadcasting Act and the Radiocommunications Act, there are limitations on the ownership by non-Canadians of Corus Class A Voting Shares. Under certain circumstances, Corus’ Board of Directors may refuse to issue or register the transfer of Corus Class A Voting Shares to any person that is a non-Canadian or may sell the Corus Class A Voting Shares of a non-Canadian as if they were the owner of such Corus Class A Voting Shares.

Corus’ radio, conventional television, specialty television, pay television and digital audio undertakings rely upon licenses under the Copyright Act (Canada) in order to make use of the music component of the programming distributed by these undertakings. Under these licenses, Corus is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies that represent the copyright owners in such music components. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

The levels of the royalties payable by Corus are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other obligations and purposes. Any such amendments could result in Corus’ broadcasting undertakings being required to pay additional royalties for these licenses.

On October 19, 2006, the Federal Court of Appeal set aside the 2005 decision of the Copyright Board, dealing with the Society of Composers, Authors and Music Publishers of Canada’s (“SOCAN”) commercial radio tariff.  The original Board decision modified the rates radio stations pay to SOCAN, introducing a two-tier payment system based on each station’s annual revenues. The Court ordered that the matter be referred back to the Copyright Board for its reconsideration.  It is uncertain what impact this decision will have on Corus’ financial results and position.

On December 14, 2006, the Federal Court of Canada ruled that the Part II license fees paid by CRTC licensees are an unlawful tax.  Corus has paid these fees since the Company’s inception in 1999, and in fiscal 2006, the last year for which the fees were remitted, the Company remitted approximately $5.0 million in Part II license fees to the CRTC.  The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision.  At the end of fiscal 2009, the Company had an accrual of $16.2 million related to fees for fiscal 2007 to 2009.  Subsequent to the end of the fiscal year, an agreement was reached in respect of these fees, which will result in the Company reversing this accrual in fiscal 2010.

Corus licenses a significant portion of its programming to Canadian conventional television stations, specialty and premium television networks, which are required by the CRTC to devote a certain portion of their programming schedules to Canadian productions. In addition to these scheduling requirements, the CRTC generally requires Canadian specialty services to devote a certain amount of their revenues to certified Canadian programming. There can be no assurance that such policies will not be eliminated or scaled back, thereby reducing the advantages that they currently provide to Corus as a supplier of such programs. Also, there can be no assurance that Corus programming will continue to qualify as certified Canadian programming. If Corus’ programming fails to so qualify, Canadian broadcasters would not be able to use the programs to meet their Canadian programming obligations and, as a result, license fees paid to Corus by Canadian broadcasters would not reflect the current premium paid for certified Canadian programs, and Corus would not qualify for certain Canadian tax credits and industry incentives. Canadian Heritage, the Canadian ministry that oversees the tax credits, has conducted a review of the definition of Canadian content, as it applies to film and television production, but no formal changes to the definition have been announced.

Competition
Corus encounters aggressive competition in all areas of its business. Corus’ failure to compete in these areas could materially adversely affect Corus’ results of operations.

The television production industry, specialty and pay television channel broadcasting and radio broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of radio stations, television programs or specialty television channels because revenue derived depends on audience acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally, and other intangible factors, all of which could rapidly change and many of which are beyond Corus’ control. The lack of audience acceptance for Corus’ radio stations, television programs, specialty and pay television channels would have an adverse impact on Corus’ businesses, results of operations, prospects and financial condition.

Radio
The financial success of each of Corus’ radio stations is dependent principally upon its share of the overall advertising revenue within its geographic market, its promotional and other expenses incurred to obtain the revenue and the economic strength of its geographic market. Corus’ radio advertising revenues are, in turn, highly dependent upon audience share. Other stations may change programming formats to compete directly with Corus’ stations for listeners and advertisers or launch aggressive promotional campaigns in support of already existing competitive formats. If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, ratings at Corus’ affected stations could be negatively impacted, resulting in lower net revenues.

Radio broadcasting is also subject to competition from electronic and print media. Potential advertisers can substitute advertising through broadcast television, cable television systems (which can offer concurrent exposure on a number of cable networks to enlarge the potential audience), daily, weekly and free-distribution newspapers, other print media, direct mail and on-line computer services for radio advertising. Competing media commonly target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa. Accordingly, there can be no assurance that any of Corus’ radio stations will be able to maintain or increase their current audience share and advertising revenue share.

Television
The financial success of Corus’ specialty television business depends on obtaining revenue from advertising as well as from subscription fees. Numerous broadcast and specialty television networks compete with Corus for advertising revenue, and a failure by Corus to obtain its necessary share of such revenue could materially adversely affect Corus’ results of operations. Corus’ services also compete with a number of foreign programming services which have been authorized for distribution in Canada by the CRTC. Moreover, increasingly Corus’ specialty, pay and conventional television services are competing with alternative forms of entertainment that are not regulated by the CRTC, such as the Internet and video and DVD rentals. In addition, competition among specialty television services in Canada is highly dependent upon the offering of prices, marketing and advertising support and other incentives to cable operators and other distributors for carriage so as to favourably position and package the services to subscribers. As well, the CRTC has licensed a number of specialty services for digital distribution, which increases competition. Any failure by Corus to compete effectively in the area of specialty television services could materially adversely affect Corus’ results of operations.

Corus’ pay television services are exclusive providers of premium movies and series, and offer classic movies to western Canadian subscribers. These services compete with pay-per-view movie offerings as well as video-on-demand offerings.

The production and distribution of children’s television, books and other media content is very competitive. There are numerous suppliers of media content, including vertically integrated major motion picture studios, television networks, independent television production companies and children’s book publishers around the world. Many of these competitors are significantly larger than Corus and have substantially greater resources, including easier access to capital. Corus competes with other television and motion picture production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production.

Further, vertical integration of the television broadcast industry and the creation and expansion of new networks, which create a substantial portion of their own programming, have decreased the number of available time slots for programs produced by third-party production companies. There can be no assurances that Corus will be able to compete successfully in the future or that Corus will continue to produce or acquire rights to additional successful programming or enter into agreements for the financing, production, distribution or licensing of programming on terms favourable to Corus. There continues to be intense competition for the most attractive time slots offered by those services. There can be no assurances that Corus will be able to increase or maintain penetration of broadcast schedules.

Risks associated with production of film and television programs and websites
Each production is an individual artistic work and its commercial success is determined primarily by audience acceptance, which cannot be accurately predicted. The success of a program is also dependent on the type and extent of promotion and marketing activities, the quality and acceptance of other competing programs, general economic conditions and other factors, all of which can rapidly change and many of which are beyond Corus’ control.

Production of film and television programs requires a significant amount of capital. Factors such as labour disputes, technology changes or other disruptions affecting aspects of production may affect Corus or its co-production partners and cause cost overruns and delay or hamper completion of a production.

Financial risks exist in productions relating to tax credits and co-production treaties. The aggregate amount of government tax credits a project may receive can constitute a material portion of a production budget and typically can be as much as 30% of total budgeted costs. There is no assurance that government tax credits and industry funding assistance programs will continue to be available at current levels or that Corus’ production projects will continue to qualify for them. As well, the majority of Corus’ productions are co-productions involving international treaties that allow Corus to access foreign financing and reduce production risk as well as qualify for Canadian government tax credits. If an existing treaty between Canada and the government of one of the current co-production partners were to be abandoned, one or more co-productions currently underway may also need to be abandoned. Losing the ability to rely on co-productions would have a significant adverse effect on Corus’ production capabilities and production financing.

Results of operations for the production and distribution business within the Kids business for any period are dependent on the number, timing and commercial success of television programs and feature films delivered or made available to various media, none of which can be predicted with certainty. Consequently, current revenue from production and distribution may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Library revenue from production and distribution can vary substantially from year to year, both by geographic territory and by year of production. The timing of the Company’s ability to sell library product in certain territories will depend on the market outlook in the particular territory and the availability of product by territory, which depends on the extent and term of any prior sale in that territory.

The production of websites related to Corus’ Television and Radio brands generates hundreds of pages of content each day. This content is in many forms including text, graphics, databases, photographs, audio files, radio files and interactive content such as on-line games and third party posts of content and links. Corus takes rigorous steps to ensure that procedures are in place to clear rights and to vet third party content. There remains a risk, however, that some potentially defamatory or infringing content can be posted on a Corus website. Corus carries insurance coverage against this risk but there remains a limited risk of liability to third-party claims.

Intellectual property rights
Corus’ trademarks, copyrights and other proprietary rights are important to the Company’s competitive position. In particular, the Content group must be able to protect its trademarks, copyrights and other proprietary rights in order to competitively produce, distribute and license its television programs and published materials and market its merchandise. Accordingly, Corus devotes the Company’s resources to the establishment and protection of trademarks, copyrights and other proprietary rights on a worldwide basis. However, from time to time, various third parties contest or infringe upon the Company’s intellectual property rights. The Company reviews these matters to determine what, if any, actions may be required or should be taken, including legal action or negotiated settlement. There can be no assurance that the Company’s actions to establish and protect trademarks, copyrights and other proprietary rights will be adequate to prevent imitation or unauthorized reproduction of the Company’s products by others or prevent third parties from seeking to block sales, licensing or reproduction of these products as a violation of their trademarks, copyrights and proprietary rights.

Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company’s trademarks, copyrights and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

Technological developments
New or alternative media technologies and business models, such as digital radio services, satellite radio, direct-to-home satellite, wireless and wired cable television, Internet programming and video programming and on-line publications have recently begun to compete, or may in the future compete, for programming, audiences and advertising revenues. These technologies and business models may increase audience fragmentation, reduce the Company’s ratings or have an adverse effect on advertising revenues from local and national audiences. These or other technologies and business models may have a material adverse effect on Corus’ business, results of operations or financial condition.

Interest rate and foreign exchange risk
The Company manages its exposure to floating interest rates through the use of interest rate agreements or “swaps.” All such agreements are used for risk management purposes only. In order to minimize the risk of counterparty default under its swap agreements, Corus assesses the creditworthiness of its swap counterparties. Currently 100% of the Company’s total swap portfolio is held by financial institutions with Standard & Poor’s ratings (or the equivalent) ranging from A to AA-.

Corus has the following financial exposures to risk in its day-to-day operations:

Interest rates
The Company utilizes long-term financing extensively in its capital structure, which includes banking facilities, as more fully described in note 9 to the consolidated financial statements.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR. The Company has entered into Canadian interest rate swap agreements to fix the interest rate of a portion of the facility.

As at August 31, 2009, 61% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Foreign exchange
A portion of the Company’s revenues and expenses is in currencies other than Canadian dollars and, therefore, is subject to fluctuations in exchange rates. Approximately 8% of Corus’ total revenues were in foreign currencies, the majority of which was U.S. dollars.

Contingencies
The Company and its subsidiaries are involved in litigation arising in the ordinary course and conduct of its business. The Company recognizes liabilities for contingencies when a loss is probable and capable of being estimated. As at August 31, 2009, there were no actions, suits or proceedings pending or against the Company or its subsidiaries which would, in management’s estimation, likely be determined in such a manner as to have a material adverse effect on the business of the Company.

SEC comment letter
In its third quarter shareholders’ report, the Company indicated that it was in discussions with the U.S. Securities and Exchange Commission (“SEC” or “Staff”) regarding Staff comments received by the Company relating to its 2008 form 40-F filing for the year ended August 31, 2008.  The SEC completed its review on October 16, 2009 without further comments.

OUTLOOK
At its annual Investor Day in September 2009 the Company updated investors on the Company’s fiscal 2010 strategic priorities and provided near-term financial guidance for the 2010 fiscal year.  In particular, the Company announced its fiscal 2010 guidance targets of consolidated segment profit of $255.0 to $270.0 million, and free cash flow of between $10.0 and $20.0 million.  The free cash flow guidance is lower than in recent years due to the anticipated expenditures related to the Toronto waterfront facility.

To view the Investor Day presentation, please visit the Company’s website at www.corusent.com.

FINANCIAL POSITION
Total assets at August 31, 2009 were $1.87 billion, compared to $2.03 billion at August 31, 2008.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2008.

Current assets decreased by $2.4 million.  Cash and cash equivalents decreased by $8.7 million.  Please see the discussion of cash flows in the next section.  Accounts receivable decreased by $10.7 million.  The accounts receivable balance typically grows in the first and third quarters and decreases in the second and fourth quarters as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivables.

Tax credits receivable increased as a result of accruals related to film production, offset by tax credit receipts.  Investments and other assets, broadcast licenses and goodwill balances changed as a result of the completion of the acquisition of an analog specialty service in the first quarter and the sale of a residential digital music service in the second quarter.   Broadcast licenses and goodwill balances were also impacted by impairment charges related to the Radio division recorded in the third quarter of fiscal 2009.  Program and film rights (current and non-current) increased by $4.3 million, as additions of acquired rights of $162.9 million were offset by amortization of $159.5 million as well as an increase related to business combinations.  In particular, investments in programming were made relating to the launch of VIVA in the first quarter.  Film investments increased by $11.4 million as net film spending of $42.9 million was offset by film amortization and accruals for tax credits.  Nelvana Studio currently has fewer series in production than at the same point last year, and film spending is lower than the prior year.

Accounts payable and accrued liabilities decreased by $25.0 million due to a reduction in accruals related to program rights and other timing issues.

Long-term debt decreased by $41.0 million. As the Company is no longer purchasing its shares, it is using its free cash flow to reduce its debt levels.  Other long-term liabilities increased by $13.4 million.  The fair value of the liability associated with the interest rate swap increased by $8.5 million as interest rates declined in the current year.  The Company also recognized a liability associated with a long-term trademark agreement.   Net future tax liability (including current future tax asset) increased by $22.9 million primarily due to a business combination and the utilization of tax loss carry-forwards.

Share capital decreased by $7.7 million as a result of the repurchase and cancellation of shares with a book value of $8.5 million under the Company’s normal course issuer bid, offset by the exercise of employee stock options.

LIQUIDITY AND CAPITAL RESOURCES
Cash flows
Overall, the Company’s cash and cash equivalents position decreased by $8.7 million in fiscal 2009, compared to a decrease of $13.7 million in the prior year.  Free cash flow for fiscal 2009 was $93.4 million, compared to $104.0 million, after adding back cash advanced into escrow for business combinations, in the prior year.  This decrease is largely the result of higher payments for program rights.

Cash provided by operating activities in fiscal 2009 was $113.2 million, compared to $130.6 million last year.  The higher payments for program and film rights are largely the impact of new channel launches, as well as the reversal of a timing difference from the fourth quarter of fiscal 2008.  The lower net additions to film investments are the result of fewer series being in production in the studio relative to last year.

Cash used in investing activities in fiscal 2009 was $19.9 million, compared to cash used of $101.5 million last year. The prior year includes the advance of $75.0 million into escrow to fund the estimated purchase price of an analog specialty service.  This acquisition closed in early fiscal 2009.  Capital expenditures are $5.0 million higher than in the prior year, as the Company begins to incur capital expenditures related to its move to the Toronto waterfront development.

Cash used in financing activities in fiscal 2009 was $102.1 million, compared to $42.8 million in the prior year.  In the current year, the Company repaid a portion of its credit facility.  The Company’s normal course issuer bid expired midway through fiscal 2009, and was not renewed.  In fiscal 2009, 794,966 shares were purchased and cancelled at an average price of $18.97 per share for cash consideration of $15.1 million.  The Company’s lower average share price in fiscal 2009 resulted in fewer exercises of employee stock options, while $48.0 million in monthly dividends were paid.

Liquidity
As at August 31, 2009, the Company has available $145.0 million under a revolving term credit facility that matures on January 24, 2011. Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

These borrowings combined with cash generated from operations have been the primary funding sources for operations over the last several years. The nature of the Company’s business is such that significant expenditures are required to acquire program rights and to produce and acquire film assets for Television’s broadcasting  and distribution businesses. For the past three years, these expenditures have been financed from cash generated from operations. Historically, the Company has had no significant commitments related to the acquisition of property, plant and equipment; however, the Company will incur capital costs related to the Toronto waterfront lease signed in fiscal 2007.  These costs will be incurred in fiscal 2010 and will be financed through the Company’s existing debt facility and ongoing operating cash flows. The Company continues to maintain a positive working capital position.

As at August 31, 2009, the Company has a cash balance of $10.9 million and a positive working capital balance. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for fiscal 2010.

Net debt to segment profit
As at August 31, 2009, net debt was $640.8 million, down from $673.1 million at August 31, 2008.  The Company used a portion of its operating cash flow in fiscal 2009 to reduce its debt.  Net debt to segment profit at August 31, 2009 was 2.6 times, down from 2.7 at August 31, 2008.  This ratio remains below management’s stated maximum range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments
The Company has guarantees and general indemnification commitments to counterparties. Historically, the Company has not made any significant payments with respect to these guarantees and indemnification provisions, and management believes that the risk of loss is low.

The Company uses derivative financial instruments to manage risks from fluctuations in interest rates. These instruments include interest rate swap agreements. All such instruments are only used for risk management purposes. The net receipts or payments arising from financial instruments relating to the management of interest rate risks are recognized in interest expense over the term of the instrument. The carrying values of derivative financial instruments are adjusted to reflect their current market value.

During fiscal 2006, the Company entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans. The estimated fair value of these agreements at August 31, 2009 is $17.9 million. This estimated fair value has been recorded as a liability in the consolidated balance sheets.

During fiscal 2007, the Company entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its PSU plan.  As this derivative does not qualify for hedge accounting, the fair value of less than $0.1 million for this derivative has been included as a liability in the consolidated balance sheet as at August 31, 2009.

Contractual commitments
Corus has the following contractual obligations:

[thousands of Canadian dollars]	Total	Less than one year	One to three years	Four to five years	After five years
Long-term debt	655,000	-	655,000	-	-
Operating leases	446,315	26,601	46,227	42,348	331,139
Film and program rights purchase commitments	337,204	115,002	149,829	47,425	24,948
Capital expenditure commitment	44,000	44,000	-	-	-
Other long-term obligations	16,686	-	6,222	3,657	6,807

In addition to the financial liabilities in the table above, the Company will also pay interest on any long-term debt outstanding in future periods.  In fiscal 2009, the Company incurred interest on long-term debt of $29.4 million (2008 - $33.0 million; 2007 - $33.6 million).

TRANSACTIONS WITH RELATED PARTIES
The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, and have normal trade terms.

During the year, the Company received cable service subscriber, programming and advertising fees of $114.9 million (2008 - $102.4 million), production and distribution revenue of $0.5 million (2008 - $0.9 million) and administrative and other fees of $7.2 million (2008 - $6.4 million) from related parties. In addition, the Company paid cable and satellite system distribution access fees of $6.0 million (2008 - $4.5 million) and administrative and other fees of $2.8 million (2008 - $3.0 million) to related parties. As at August 31, 2009, the Company had 23.0 million (2008 - $19.4 million) receivable from related parties.

The Company provided related parties with interactive impressions, radio and television spots in return for television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Certain officers of the Company are currently indebted to the Company in connection with the purchase of Class B Non-Voting Shares and relocation housing loans. The loans granted by the Company do not bear interest. The aggregate amount of such indebtedness as of August 31, 2009 was $1.1 million.

OUTSTANDING SHARE DATA
As at October 31, 2009, 3,444,128 Class A Voting Shares and 76,676,790 Class B Non-Voting Shares were issued and outstanding. Class A Voting Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Voting Shares in limited circumstances.

IMPACT OF NEW ACCOUNTING POLICIES
Financial instruments - disclosure and presentation
In December 2006, the CICA issued Handbook Sections 3862, ‘‘Financial Instruments - Disclosures’’ and 3863, ‘‘Financial Instruments - Presentation’’. These standards enhance existing disclosures in previously issued Section 3861 ‘‘Financial Instruments - Disclosures and Presentation’’. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same 39 presentation standards as Section 3861.  The Company adopted these new standards effective September 1, 2008 and the required disclosures are included in note 19 to the consolidated financial statements.

Capital disclosures
In December 2006, the CICA issued Handbook Section 1535, ‘‘Capital Disclosures’’. This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital. This standard is effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis. The Company adopted these new standards effective September 1, 2008 and the required disclosures are included in note 18 to the consolidated financial statements.

Credit risk
During fiscal 2009, the CICA issued Emerging Issues Committee abstract EIC-173, “Credit risk  and the fair value of financial assets and liabilities”, which requires that an entity take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments.  The adoption of EIC-173 did not have a significant impact on the Company.

RECENT ACCOUNTING PRONOUNCEMENTS
Goodwill and intangible assets
In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs”. New Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The CICA also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards by eliminating the practice of recognizing as assets a variety of start-up, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company does not anticipate that the adoption of Section 3064 will have a material impact on the results of operations in fiscal 2010 and beyond.

International Financial Reporting Standards
In February 2008, The Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publically accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has begun the process of evaluating the impact of the change to IFRS.

The Company has implemented an IFRS project, and has committed adequate internal and external resources to towards this project, including assembling a project team with a dedicated project team leader.

In particular, the Company has completed a preliminary assessment and planning phase and has commenced a detailed assessment and conversion planning phase.  The preliminary assessment phase included the identification of those international standards that are considered likely to have the most significant impact on the Company, or anticipated to involve the highest degree of complexity in implementing.  As the detailed assessment progresses and is finalized, the Company intends to disclose such impacts in its management’s discussion and analysis.

Other
 In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-controlling Interests.”  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

CRITICAL ACCOUNTING ESTIMATES
The Company’s significant accounting policies are described in note 2 to the consolidated financial statements. The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions made by management in the preparation of the Company’s consolidated financial statements include future revenue projections for investments in film and television programs; provisions for doubtful accounts to reflect credit exposures; valuation allowances and impairment assessments for various assets including investments in film and television programs; property, plant and equipment; long-term investments; current and future income taxes; broadcast licenses and goodwill. Actual results could differ from those estimates. The policies described below are considered to be critical accounting estimates, as they require significant estimation or judgment.

Film investments
The Company accounts for its production and distribution of film and television programs in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (“SOP 00-2”). SOP 00-2 requires that film and television costs of production and acquisitions are amortized using the individual-film-forecast-computation method. Under this method, capitalized costs for an individual film or television program are amortized in the proportion that current period actual revenues bear to management’s estimates of the total revenue expected to be received from such film or television program over a period not to exceed 10  years from the date of delivery. As a result, if revenue estimates change with respect to a film or television program, the Company may be required to write down all or a portion of the unamortized costs of such film or television program, therefore impacting direct cost of sales, general and administrative expenses, and profitability.

Broadcast licenses and goodwill
The cost of acquiring media broadcasting, production/distribution and publishing businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. Net identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill.

Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without substantial cost and without material modification of the existing terms and conditions of the license. No assurance can be given that the Company will be able to renew its licenses or that substantial cost or material modification of the existing terms and conditions will not be incurred.

Broadcast licenses and goodwill are tested for impairment annually or more frequently if events or changes in circumstances indicate that they are impaired. The Company has selected August 31 as the date it performs its annual impairment test.  The fair value of the Company’s intangible assets is exposed to future adverse changes if the Company experiences declines in operating results, significant negative industry or economic trends, or if future performance is below historical trends.

As a result of a number of factors (see Broadcast license and goodwill impairment discussion above) the Company recorded an impairment charge of $175.0 million related to these intangibles in fiscal 2009.  No assurance can be given that the Company will not have to record further impairment charges in the future.

Income taxes
The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse. Certain assumptions are required in order to determine the provision for income taxes, including filing positions on certain items and the realization of future tax assets.

The Company is audited regularly by federal and provincial authorities in the areas of income taxes and the remittance of sales taxes. These audits consider the timing and amount of deductions and compliance with federal and provincial laws. To the extent that the Company’s filing positions are challenged, the Company’s effective tax rate in a given financial statement period could be materially affected.

The recognition of future tax assets depends on management’s assumption that future earnings will be sufficient to realize the future benefit. No assurance can be given that future earnings will be sufficient to realize the future benefit.

CONTROLS AND PROCEDURES
As required by National Instrument 52-109 issued by the Ontario Securities Commission, Corus’ Chief Executive Officer and Chief Financial Officer have made certain certifications related to the information in Corus’ annual filings (as defined in National Instrument 52-109) with the provincial securities legislation.

As Corus is a foreign private issuer listed on the New York Stock Exchange, similar certifications by Corus’ Chief Executive Officer and Chief Financial Officer are required by Section 302(a) of the Sarbanes-Oxley Act of 2002 related to information in Corus’ annual report on Form 40-F.

Evaluation of disclosure controls and procedures
As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures (or caused it to be designed under their supervision) to provide reasonable assurance that material information with respect to Corus, including its consolidated subsidiaries, is made known to them and that they have evaluated the effectiveness of Corus’ disclosure controls and procedures as of the end of the period covered by these annual filings. Disclosure controls and procedures ensure that information required to be disclosed by Corus in the reports that it files or submits to the provincial securities legislation is recorded, processed, summarized and reported, within the time periods required. Corus has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the “Exchange Act”]), have concluded that, as at August 31, 2009, the Company’s disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting
As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must also certify that they are responsible for establishing and maintaining internal control over financial reporting and have designed such internal control over financial reporting (or caused it to be designed under their supervision). In addition, Corus’ management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

The Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at August 31, 2009, the Company has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and United States GAAP.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Corus’ management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting, as at August 31, 2009, based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation under this framework, management concluded that the Company’s internal control over financial reporting was effective as of that date.

Attestation report of the registered public accounting firm
Ernst & Young LLP, an independent registered public accounting firm, who has audited, and reported on, the Company’s consolidated financial statements for the year ended August 31, 2009, as included in this annual report, has also issued a report, under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States), on the operating effectiveness of internal control over financial reporting as at August 31, 2009.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during fiscal 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.